Exhibit 99.13

NEWS RELEASE

ALLIED GOLD PROVIDES UPDATE ON CONTINUED EXPLORATION SUCCESS AND PROJECT DEVELOPMENT AT KURMUK

TORONTO, ON – June 26, 2024 ─ Allied Gold Corporation (TSX: AAUC) ("Allied" or the "Company") is pleased to provide an update on the ongoing exploration and development activities at its Kurmuk Project in Ethiopia. Significant exploration results continue to support the high probability of Mineral Reserves and Mineral Resource growth, indicating substantial upside potential. The project, which remains on track for first production in mid-2026, continues to make significant strides in both project execution and exploration activities aimed at increasing mineral inventories, extending mine life, and enhancing overall value and future returns to shareholders.

•	Recent significant exploration results at both Dish Mountain and Tsenge confirm the high prospectivity previously reported for the property and these near-mine targets. These results support the Company’s objective to deliver significant Mineral Reserves and Mineral Resource growth from areas that can extend and improve Kurmuk’s initial mine life and production profile. This, in turn, helps to achieve the Company’s strategic goals, including reaching a minimum of five million ounces of gold in mineral inventories at the project.

•	Cumulative exploration results at the Tsenge Project highlight the potential for significant additional economic mineralization within the project area, reinforcing Allied’s vision that Kurmuk and the surrounding 1,269 km2 of exploration leases represent the potential for a new gold mineral province in Western Ethiopia.

•	Key project advancements in recent months build upon the planning and preparation activities started in late 2023. These include the progress of the Engineering, Procurement and Construction Management (“EPCM”) Early Works contract under DRA Global Limited (“DRA”), the ongoing procurement of long-lead items and services, including the ball mill in addition to the already owned SAG mill, and the tendering process for contract mining and bulk earthworks, among others.

The Kurmuk project is expected to achieve average annual gold production of over 290,000 ounces (“oz”) during the first five years and maintain production of over 240,000 oz per year for the Life of Mine (“LOM”) at an AISC(1) targeted below $950 per oz and an initial 10-year mine life based solely on current Mineral Reserves. As reported in the press release titled “Allied Gold Announces Positive Exploration Results at Kurmuk’s Tsenge Gold Prospect and New Oxide Discoveries at Sadiola, Supporting the Company’s Objectives to Extend Mine Life and Increase Production” dated April 10, 2024, the Company is advancing highly prospective targets to significantly increase the Mineral Resources and Mineral Reserves at Kurmuk.This aligns with the Company’s goal of achieving a minimum of five million ounces of gold in mineral inventories at the project and pursuing a strategic LOM extending for at least 15 years at production levels in excess of 250,000 oz per annum. The ongoing project execution in support of these targets requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, with the first gold pour expected in mid-2026.

Exploration Update

The exploration effort at Kurmuk continues to define significant gold intersections in near-surface mineralization, with the objective of increasing mine life and providing optionality for near-term opportunities that could represent improvements to the LOM plan. Currently, the 2.74 million oz of Mineral Reserves are contained entirely in the Dish Mountain and Ashashire pits. Figure 1 shows the near-mine targets identified through detailed mapping and sampling over the past three years. This update covers the progress of a program aimed at confirming extensions at the Dish Mountain deposit and provides an update on the Tsenge Prospect activities, where the Company released its maiden discovery in 2023 after beginning scout drilling earlier last year.

Dish Mountain Extensions

Additional diamond drilling at the Dish Mountain Deposit has highlighted the potential for further economic mineralization from extensions to the current orebody, which contains 1.3 million oz of Mineral Reserves within 32.7 Mt at a grade of 1.24 g/t Au, both along strike and on the flanks of the deposit. Figure 3 illustrates the location of 16 holes, totaling approximately 4,612 meters of core drilled in late 2023. These holes intersected mineralization beneath and adjacent to the $1,500/oz reserve pit design and the $1,800/oz resource pit optimization shell.

Significant intersections received are reported in Table 1. Figure 4 illustrates the intersections obtained in DMDD691 and DMDD694 in cross section. Highlights from DMDD691 include 15.3 m at 3.45 g/t Au from 223 m (true thickness 10.82 m). DMDD694, on the same section, intersected three zones: 10.2 m at 2.69 g/t Au (true thickness 9.59 m), 4.6 m at 4.31 g/t Au from 192.0 m (true thickness 2.18 m), and 3.4 m at 3.53 g/t Au from 243.5 m (true thickness 1.56 m), demonstrating the presence of numerous mineralized lodes to be targeted by exploratory drilling.

These results support the potential for extending high grade mineralization at Dish Mountain along strike and at depth, which in turn is expected to unlock further pit expansions and increase mineral inventories. Given the proximity to the processing plant as well and the results observed, Allied intends to deploy several diamond drill rigs in the second half of 2024 to test these extensions and target increases in Mineral Reserves and Mineral Resources on this already significant gold deposit. Dish Mountain and Ashashire— the two initial open pits that encompass all current Mineral Reserves—each contribute approximately half of the current Mineral Reserves to the Kurmuk Project.

Tsenge Exploration Update

The Tsenge gold prospect is located within the Proterozoic Kurmuk Greenstone Belt, part of the Western Ethiopian Greenstone Belt. It is positioned along strike from the Ashashire Gold Deposit and approximately 6 km southeast of the planned Kurmuk Project processing plant. Since 2022, Allied has undertaken extensive prospecting at Tsenge, involving soil sampling, geological mapping, and channel sampling, along with the initiation of scout diamond core drilling consisting of 124 diamond core holes to thoroughly test the area. The aim is to extend mineralization, confirm high-grade sources of mineralization, and ultimately increase the economic potential of the project.

Since the initial results for Tsenge, further drilling at depth has supported the potential for significant gold mineralization, highlighted by previous surface trenching results. The current focus of exploration drilling is the Sitola target within the Tsenge Prospect, located approximately 9 km from the planned 6.0 Mtpa process plant, as shown in Figure 2.

Allied has drilled 24 diamond drill holes in the proposed program of 124 holes, on an initial 200 m spacing. Assays have been received for 12 of the 24 drilled holes. Significant intersections are reported in Table 2. Figure 5 presents the drill location plan, and Figure 6 shows the local section for TSDD013. Notable intersections from TSDD013 include 3.0 m at 3.76 g/t Au from 95.2 m (true thickness 2.6 m), 9.7 m at 4.92 g/t Au from 100.9 m (true thickness 8.6 m), 4.1 m at 4.27 g/t Au from 122.7 m (true thickness 3.61 m), 8.6 m at 7.73 g/t Au from 133.4 m (true thickness 7.6 m), and 6.2 m at 6.90 g/t Au from 183.9 m (true thickness 5.0 m).

These additional drill results, which build on the previously disclosed soil sampling, geological mapping, and channel sampling, confirm broad gold mineralization with economic grades in hard rock at the surface and at least up to 200 m vertically below the outcrop. These findings indicate that the gold-in-soil anomaly of greater than 100 ppb Au is derived from significant gold grades of greater than 1.0 g/t Au in rock, consistent with the Company's experience at the Dish Mountain and Ashashire gold deposits. Furthermore, drilling to date has intersected multiple zones on individual section lines, with continuity to be tested by further drilling. Initial results and ongoing mapping from channel sampling show a 50-meter-wide gold-bearing zone with multiple individual drill hole intersections of up to 12 meters true thickness near the surface with grades over 1.0 g/t Au. This confirms the robust exploration model and the prospectivity of Tsenge. Considering the scale of the anomaly defined on the Tsenge Ridge line—with the core anomaly covering a strike of 5.4 km—this indicates a substantial mineralized zone which the Company is advancing.

The drilling results demonstrate the potential for large tonnage economic gold mineralization at this prospect and its potential to increase mineral inventories and extend the mine life of Kurmuk. These positive exploration results at Tsenge support the potential for expanding the mineral inventory at this target and across the entire Kurmuk Project, where other similar targets and anomalies have been identified. Allied Gold is applying the same proven and efficient exploration model to these areas to underpin an expanded, long-term production outlook. This strategy aims to enhance the overall asset base of Allied Gold, aligning closely with the strategic goal of creating long-lasting value for its stakeholders and achieving a minimum of five million ounces of gold in mineral inventories at the Kurmuk Project.

Project Development Updates

As previously released, construction activities at the Kurmuk Project commenced through a two-phase development plan, bolstered by the consolidation of the minority interest, bringing the Company's ownership to 100%. The Company is pursuing an expanded project involving an upgrade of the processing plant's capacity from 4.4 million tonnes per year (Mt/a) to the confirmed design of 6.0 Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design, leverages major equipment already owned by the Company and provides flexibility to exploit the attractive exploration upside of the property while reducing implementation risks and capital intensity.

The Company is pleased to provide an update on the Kurmuk construction activities:

•	Execution Planning: During the first quarter of 2024 the Company completed execution planning and preparation activities, which included mobilizing the EPCM contractor to the site, advancing detailed engineering, formalizing, and executing the procurement plan.

•	Engineering and Procurement: Activities are progressing well under DRA and the Allied team. The project remains focused on completing critical path packages and executing the procurement of long-lead items. The ball mill order has been placed and is expected to be delivered by mid-next year, and with the SAG mill already owned, the longer lead time items are either already dealt with or in progress. Other key packages are progressing according to schedule, with key tenders issued to the market and in the process of being awarded, including contract mining services and bulk excavations, among others.

•	Construction and Local Engagement: Significant progress has been made in the construction phase. The construction water dam, built by a local earthworks contractor under DRA’s supervision, has been completed on schedule and is now full. Additionally, the construction camp build is advancing, with earthworks, civil works, and delivery of modules for the main 1,600-person camp ongoing. Successful engagement with local contractors has provided flexibility to ensure steady progress.

•	Local Stakeholder Engagement: The Company is dedicated to fostering strong community relationships and strengthening its social license for Kurmuk. Several initiatives have been advancing with national, regional, and local stakeholders to leverage the overwhelming support for the project from local stakeholders and to continue advancing construction activities while creating the framework for future operations.

•	Operational Readiness: Operational readiness remains a key focus, with planning and preparation activities underway, including the recruitment of the General Manager and other operating positions. The Company intends to award the mining contract in July, with the objective of advancing earthworks and allowing for the early mobilization of equipment and the development of customs, importation, and logistics systems well ahead of the timeframe when mining will begin.

The continued progress in both project development and exploration activities underscores Allied’s dedication to maximizing the potential of Kurmuk and establishing it as a significant gold mineral province in Western Ethiopia. The Company looks forward to providing further updates as exploration and construction activities progress, and the project moves closer to its goal of achieving first production in mid-2026 and delivering increased and sustainable value to stakeholders.

The Kurmuk Project is fully permitted and licensed, on budget, and on schedule for first production in mid-2026.

Figure 1 – Kurmuk Near Mine Prospect Map

650,000 mE
655,000 mE
660,000 mE
665,000 mE
1,180,000 mN
1,175,000 mN
1,170,000 mN
1,165,000 mN
1,160,000 mN
Airstrip
Northern Prospects
Federal Police Camp
Exploration Camp
Satellite Pits
Tailings Storage Facility
SUDAN
ETHIOPIA
Western Prospects
Pits
Mine Service Area
Accommodation Camp
Satellite Pits
Waste Dump
Plant Site
Southern Prospects
Construction Security Camp
Dish Mtn Gold Deposit
Operations Security Camp
Proposed Site Access Road
Tsenge Prospects
Power Line
Water Storage Dam
Site Access Road
Tsenge
Stream Diversion
Horizab
Ashashire Gold Deposit
Gold Exploration Areas
Main Pits
Satellite Pits
Waste Dumps
Workshop
Stream Diversion
Urchin Prospect
Stockpile
Pit
MAIN ROAD
Asosa
Waste Dump
Planned Layout
Agu and Ahushu Prospects
N
Dul Mtn Prospects
KURMUK GOLD PROJECT
0
3km
Allied Gold FEED Study, 2023
22/11/23

Figure 2 – Dish Mountain Extension Drilling and Tsenge Drilling Location Plan

allied GOLD
655000
660000
1180000
1175000
1170000
1165000
Dish Mountain Gold Deposit
Figure 3
Chameleon
Bluefin
Mantis
Tsenge Gold Prospect
Bumblebee
Eagle Ridge
White Snake
Porcupine
Figure 5
Pumbaa
Setota
Barracuda
Mestefinfin EL
Dul-Ashashire EL
Ashashire Gold Deposit
Kurmuk ML
Legend
Tsenge Au in Soil Contours
21-50 ppb Au
51-100 ppb Au
>100 ppb Au
Licence Boundary
Tsenge Targets
US$1500 Reserve Pit Design
Elevation m
500 - 700
700 - 825
825 - 975
975 - 1150
1150 - 1925
ALLIED GOLD
Location Plan
Dish Mtn and Tsenge
1:50,000
Author: RGS
23/06/2024
Projection: WGS84 UTM
Mestefinfin EL
0 1 2 3 4 5 km

Figure 3 – Dish Mountain Southwest Extension Drilling Location Plan

allied GOLD
654400
654600
654800
1177800
1177600
1177400
1177200
1177000
Dish Mountain Gold Deposit
DMDD697
DMDD636
DMDD680
DMDD653
DMDD648
DMDD678
DMDD688
DMDD644
DMDD638
DMDD640
DMDD699
DMDD686
DMDD691
DMDD694
Cross Section
Legend
2023 Dish Mtn Extension Drillhole Collars
Dish Mtn Resource Drillhole Collars
US$1500/Ounce Reserve Pit Design
Elevation m
0 50 100 150 200 250 m
ALLIED GOLD
Dish Mtn Gold Deposit
Drillhole Location Plan - SW
1:2,500
Author: RGS
25/06/2024
Projection: WGS84 UTM
Kurmuk ML

Figure 4 – Dish Mountain Southwest Extension Drilling Cross Section 8,180mN

DMDD091
DMDD094
1.26m at 0.72g/t Au from 115.83m
1.59m at 0.96g/t Au from 123.41m
2.85m at 0.4g/t Au from 130.15m
0.69m at 1.77g/t Au from 136.88m
1m at 5g/t Au from 139.9m
3.8m at 0.74g/t Au from 143.2m
0.55m at 1.97g/t Au from 15m
0.94m at 27.9g/t Au from 20.5m
1.92m at 1.30g/t Au from 112.76m
0.58m at 1.55g/t Au from 127.42m
2.81m at 1.73g/t Au from 133.3m
0.55m at 1.18g/t Au from 139.69m
1m at 5.49g/t Au from 146.12m
10.2m at 2.89g/t Au from 150.47m
0.84m at 0.55g/t Au from 167.8m
2.9m at 1.01g/t Au from 171.9m
0.62m at 10.45g/t Au from 183.6m
4.64m at 4.31g/t Au from 187.4m
3.42m at 3.53g/t Au from 243.5m
1.17m at 3.58g/t Au from 213.84m
15.29m at 3.45g/t Au from 223m
6.73m at 1.03g/t Au from 240.37m
Legend
Mafic Metavolcanic schist
Metasedimentary Schist
Fesic Metavolcanic Schist
Au Fire assay in ppm
0.1 to 0.2
0.2 to 0.5
0.5 to 1.0
1.0 to 5.0
> 5.0
US$1500/OUNCE RESERVE PIT DESIGN
US$1800/OUNCE RESOURCE PIT SHELL
8180mN

allied GOLD

ALLIED GOLD
DISH MOUNTAIN GOLD DEPOSIT
SOUTH-WEST EXTENSION DRILLING

Scale 1 : 600

Plot Date 23-Jun-2024

Plot File: section 8180mN

8180mN
North Looking Section
125 WGS84 UTM Grid

Figure 5 Tsenge Prospect Drillhole Location Plan

TSDD010
2.16m at 0.75g/t Au from 15.24m
1.11m at 0.78g/t Au from 88.19m
1m at 1.85g/t Au from 92.34m
0.57m at 1.53g/t Au from 203.12m
0.7m at 0.52g/t Au from 231m
0.56m at 0.74g/t Au from 246.44m
3.03m at 0.72g/t Au from 259.73m
0.54m at 0.55g/t Au from 268.61m
1m at 0.51g/t Au from 337m
TSDD008 - No Significant Intersection
TSDD006
0.87m at 1.66g/t Au from 159.84m
1.39m at 0.64g/t Au from 200.99m
4.11m at 0.59g/t Au from 213.66m
657000
658000
1171000
1170000
1169000
TSDD007
TSDD005
TSDD003
TSDD002
TSDD004
TSDD006
TSDD008
TSDD023
Pumbaa
TSDD026
TSDD021
TSDD009
TSDD018
Setota
TSDD012
TSDD027
TSDD010
TSDD019
TSDD020
TSDD016
TSDD017
TSDD024
TSDD014
TSDD025
TSDD011
TSDD022
TSDD015
TSDD013
Cross Section
TSDD011
0.86m at 4.22g/t Au from 12.48m
1.18m at 1.74g/t Au from 25.6m
0.68m at 0.79g/t Au from 58.16m
3.96m at 0.54g/t Au from 76.79m
1.4m at 0.89g/t Au from 84.11m
TSDD013
1.92m at 0.9g/t Au from 51m
2.97m at 3.76g/t Au from 95.19m
9.67m at 4.92g/t Au from 100.94m
0.68m at 1.08g/t Au from 112.97m
4.08m at 4.27g/t Au from 122.67m
0.95m at 1.49g/t Au from 130.05m
8.64m at 7.73g/t Au from 133.36m
1m at 0.51g/t Au from 172m
3.47m at 1.83g/t Au from 175.8m
6.15m at 6.9g/t Au from 183.85m
1.03m at 0.53g/t Au from 272.75m
Channel TSCH006
1m at 20.9g/t Au from 1m
20m at 10.13g/t Au from 21m
1m at 1.53g/t Au from 46m
Kurmuk ML
Mestefinfin EL
0
0.25
0.5
0.75
1
1.25 km
allied GOLD
Legend
Licence Boundary
5m Contour
Access Tracks
Tsenge Targets
Tsenge Au in Soil Contours
21-50 ppb Au
51-100 ppb Au
>100 ppb Au
Drillhole Status
Reported in this release
Assays Pending
Drilling In Progress
Reported Previously
Geological Units
Granodiorite
Granodiorite Dyke Swarm
Granodiorite Dyke Swarm
Metavolcanic Schist
Metavolcanic Schist
Metasedimentary Schist
Ultramafic Schist
ALLIED GOLD
Tsenge Prospect
Drilling and Channel Results
1:7,500
Author: RGS
23/06/2024
Projection: WGS84 UTM
Mestefinfin EL

Figure 6 Tsenge Cross Section 1,400mN TSDD013

TSDD013
TSDD015
1.92m @ 0.90g/t Au from 51m
2.97m @ 3.76g/t Au from 95.19m.
9.67m @ 4.92g/t Au from 100.94m.
0.68m @ 1.08g/t Au from 112.97m.
4.08m @ 4.27g/t Au from 122.67m.
0.95m @ 1.49g/t Au from 130.05m.
8.64m @ 7.73g/t Au from 133.36m.
1.00m @ 0.51g/t Au from 172m.
3.47m @ 1.83g/t Au from 175.8m.
6.15m @ 6.90g/t Au from 183.85m.
1.03m @ 0.53g/t Au from 272.75m
50
100
150
200
250
300
339m.
349m.
Legend
Mafic Meta-volcanic schist
Meta-sedimentary Schist
Meta-Ultramafic Schist
Intermediate Meta-volcanic schist
Au Fire assay in ppm
0.1 to 0.2
0.2 to 0.5
0.5 to 1.0
1.0 to 5.0
> 5.0
Vein pct
Mineralised Lode
Pyr pct
1400mN

ALLIED GOLD
TSENGE GOLD PROSPECT DRILLING

Scale 1 : 500

Plot Date 25-Jun-2024

1400mN
North Looking Section
120, WGS84 UTM Grid

Table 1 – Dish Mountain Intersection Table – Diamond Drilling, Kurmuk, Ethiopia

Table 2 – Tsenge Intersection Table - Diamond Drilling, Kurmuk, Ethiopia

Table 3 – Tsenge Intersection Table - Channel Samples, Kurmuk, Ethiopia

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is progressing through exploration, construction and operational enhancements to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Quality Assurance and Quality Control

Allied Gold incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

•	Kurmuk – sample preparation is completed on site at the Exploration Camp sample preparation facility, which is maintained and protocols audited by Allied’s laboratory consultant on a bi-annual basis.

•	Pulp samples are dispatched via secure courier from Asosa to Addis, received by the Company, cleared with the Ministry of Mines and Petroleum for export, and exported with secure courier to ALS Geochemistry, Perth, Australia (ISO9001 certification). Gold is analysed by fire assay with a 50 gram aliquot and AAS finish (lab code: Au-AA25). Au-AA25 is certified from 0.01 to 100 g/t Au. Rejects and remaining half-core stored on site for the period for archival purposes. Check samples are completed at Intertek Perth using a 50 gram fire assay method.

All exploration diamond drill cores are split in half by core sawing and sampled at appropriate intervals for assay. The remaining core, and pulps are stored on-site in a secure location. Sample rejects at the laboratory are disposed of after the QA/QC is complete.

Certified reference standards, blanks and duplicates (preparation and analytical) are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectations regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;

•	the Company’s expectations regarding the payment of any future dividends; and

•	the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures in this press release, which supplement its Consolidated Financial Statements that are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold (which is included in AISC); and

•	AISC per gold ounce sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company’s ability to generate operating earnings and cash flows from its mining operations.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro.

Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.